UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-35124

LONCOR RESOURCES INC.
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, Canada M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K is being furnished in order to re-file the Interim Condensed Consolidated Financial Statements for the period ended September 30, 2013, included as Exhibit 99.1 to the Form 6-K of Loncor Resources Inc. furnished on November 14, 2013, due to a correction made on the interim condensed consolidated statements of changes in equity. Previously the interim condensed consolidated statements of changes in equity did not include a nine month comparative period from January 1, 2012 to September 30, 2012. The interim condensed consolidated statements of changes in equity have now been corrected.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LONCOR RESOURCES INC.

Date: January 16, 2014	/s/ Donat Madilo
Donat Madilo
Chief Financial Officer

INDEX TO EXHIBITS

99.1	Interim Condensed Consolidated Financial Statements for the period ended September 30, 2013
99.2	Certification of Chief Executive Officer
99.3	Certification of Chief Financial Officer